Andrew Chien

China Bull Management Inc.

665 Ellsworth Avenue

New Haven, CT 06511

Tel: 203-5628899

Fax: 866-5716313

VIA Edgar

March 15, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re: China Bull Management Inc. (the "Company")

Registration Statement of Form S-1/A

File Number: 333-178476

Attention: Lilyanna L. Peyser

Subject: Requesting acceleration of the effective date of S-1/A

Dear Sir or Madam:

In the revised S-1/A, we added audited financial statement for Fiscal Year 2011 and 2010. All relative financial information in S-1/A is updated.

Our company is requesting that the effective date of the registration statement S-1/A as amended, on March 23, 2012.

We understand that:

----- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it doesn’t foreclose the Commission from taking any action with respect to the filing;

----- the action of the Commission or the staff, acting pursuant to delegated authority, in the declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

----- our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will take our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as we are relate to the proposed public offering of the securities specified in the S1, as amended.

We will take all actions as specified in S-1, as amended, ITEM 17. Undertakings, as a public company.

Sincerely Yours,

/s/Andrew Chien

President